Execution

FIRST HORIZON ASSET SECURITIES INC.

MORTGAGE PASS-THROUGH CERTIFICATES
SERIES 2006-RE2

TERMS AGREEMENT
(to Underwriting Agreement,
dated May 26, 2006
between the Company and the Underwriter)

First Horizon Asset Securities Inc. 4000 Horizon Way Irving, Texas 75063	New York, New York May 26, 2006

UBS Securities LLC (the “Underwriter”) agrees, subject to the terms and provisions herein and of the captioned Underwriting Agreement (the “Underwriting Agreement”), to purchase such Classes of Series 2006-RE2 Certificates specified in Section 2(a) hereof (the “Offered Certificates”). This letter supplements and modifies the Underwriting Agreement solely as it relates to the purchase and sale of the Offered Certificates described below. The Series 2006-RE2 Certificates are registered with the Securities and Exchange Commission by means of an effective Registration Statement (No. 333-132046). Capitalized terms used and not defined herein have the meanings given them in the Underwriting Agreement.

Section 1. The Underlying Certificates: The Series 2006-RE2 Certificates shall evidence a beneficial ownership interest in a class of previously issued non-agency mortgage backed securities (the “Underlying Certificates”) evidencing an undivided beneficial interest in a pool (the “Mortgage Pool”) of conventional, fixed rate, first lien, fully amortizing, one- to four-family residential mortgage loans (the “Mortgage Loans”) having the following characteristics as of May 1, 2006 (the “Cut-off Date”):

(a) Aggregate Principal Amount of the Mortgage Pools: Approximately $193,443,883.50 aggregate principal balance as of the Cut-off Date, subject to an upward or downward variance of up to 5%, the precise aggregate principal balance to be determined by the Company.

(b) Original Terms to Maturity: The original term to maturity of each Mortgage Loan shall range from 300 to 360 months.

Section 2. The Certificates: The Offered Certificates shall be issued as follows:
(a) Classes: The Offered Certificates shall be issued with the following Class designation, interest rate and principal balance, subject in the aggregate to the variance referred to in Section 1(a) and, as to any particular Class, to an upward or downward variance of up to 5%:

			Required Ratings
Class	Class Principal Balance ($)	Pass-Through Rate (%)	Class Purchase Price Percentage (%)	S&P	Fitch	Moody’s
Class A-1	114,341,872.00	5.5000	N/A	AAA	N/A	Aaa

(b) The Offered Certificates shall have such other characteristics as described in the related Prospectus.

Section 3. Purchase Price: The Purchase Price shall not be applicable to this transaction. The shelf rental and shelf amortization fees associated with the offering of the Offered Certificates which are payable by the Underwriter to First Horizon Asset Securities Inc. shall be $49,750.10. The Underwriter shall also pay all other reasonable fees and expenses associated with the offering of the Offered Certificates.

Section 4. Required Ratings: The Offered Certificates shall have received at least the Required Ratings from Standard & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc. (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”) set forth in 2(a) above.

Section 5. Tax Treatment: The Trust Fund will be treated as a “grantor trust” for federal income tax purposes.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the undersigned a counterpart hereof, whereupon this letter and your acceptance shall represent a binding agreement between the Underwriter and the Company.

Very truly yours,
UBS SECURITIES LLC

By:
Name:
Title:

By:
Name:
Title:

The foregoing Agreement is
hereby confirmed and accepted
as of the date first above written.

FIRST HORIZON ASSET SECURITIES INC.

By:
Name: Alfred Chang Title: Vice President

FIRST HORIZON HOME LOAN CORPORATION

By:
Name: Terry L. McCoy Title: Executive Vice President